Oclaro, Inc.
Conflict Minerals Report
For the reporting period from January 1, 2017 to December 31, 2017
This Conflict Minerals Report (this “Report”) of Oclaro, Inc. (the “Company,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2017 to December 31, 2017 (the “Reporting Period”).
Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended July 01, 2017 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”). For the Reporting Period, the Company reasonably determined that the following product groups, contain conflict minerals: 10G/40G/100G+ Line Side Modules (including Coherent Transceivers, WB Transponders and Coherent Transponders); Indium Phosphide Components (including Tunable Lasers & Receivers); Lithium Niobate Modulators; 10G/25G/40G/100G/400G Client Side Devices; Wafer/Chip & Chip-on-Carriers.

As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at www.oclaro.com/csr_conflict_minerals.php. The content on, or accessible through, any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.
1.    The Company’s Reasonable Country of Origin Inquiry.
The Company has conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC. The Company also exercised due diligence on the source and chain of custody of the Subject Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).
The Company’s global supply chain is complex. Because the Company does not purchase subject minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of subject minerals. As a result, the Company relies on its direct suppliers to provide information regarding the origin of any subject minerals that are included in its products. In accordance with the OECD Guidelines and related guidance provided by the SEC, the Company works with its direct suppliers to identify, where possible, the smelters and refiners of the Subject Minerals.
Prior to and during the Reporting Period, our Conflict Minerals Review Group (as defined below) worked to identify suppliers that we believed could potentially provide materials containing Subject Minerals. As a result of this process, the Conflict Minerals Review Group identified approximately 240 direct suppliers (collectively, the “Covered Suppliers”) that we believed could potentially provide materials containing Subject Minerals. During the Reporting Period, we: (i) contacted each of the Covered Suppliers; (ii) described the reporting obligations imposed by Form SD and the SEC regarding conflict minerals; and (iii) requested that each Covered Supplier complete and return a Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“RMI Template”) indicating the facility at which the Subject Minerals supplied by such Covered Supplier, if any, were processed. The Conflict Minerals Review Group also engaged with Covered Suppliers to ensure that our inquiries regarding conflict minerals were understood and that their replies were compliant.
An escalation process was initiated with Covered Suppliers who continued to be non-responsive after the above contacts were made, including: further education / explanation regarding this obligation and relevant information about specific concerns; contacting alternative Covered Supplier company contacts; investigations relating to potential obsolescence / discontinuance of unresponsive Covered Suppliers by Oclaro.
For the Reporting Period, the Conflict Minerals Review Group obtained representations from approximately 98% of the Covered Suppliers. Certain of the responding Covered Suppliers provided the Conflict Minerals Review Group with completed RMI Templates. Throughout the data collection process, the Conflict Minerals Review Group engaged the Covered Suppliers to provide support and training where necessary to ensure responses were as complete and accurate as possible. Using a risk-based approach, the Conflict Minerals Review Group evaluated responses for plausibility against the RMI reporting methodology to ensure that the minimum required data was provided. The Conflict Minerals Review Group evaluated RMI Templates and other responses from Covered Suppliers for plausibility, consistency, and gaps in such Covered Suppliers’ responses regarding the content of Subject Minerals, as well as the origin of those Subject Minerals.
Based on the RCOI conducted, the Company is unable to exclude the possibility that some of the Subject Minerals did originate, or may have originated, in the Covered Countries and are not from recycled or scrap sources. Based on this result, we conducted due diligence activities as detailed below.
2.    The Company’s Due Diligence Efforts.
The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:
Establish Strong Company Management Systems.
Conflict Minerals Review Group and Adoption of Conflict Minerals Policy.
The Company has formed a broad, interdisciplinary and cross-functional committee, which we refer to as the “Conflict Minerals Review Group,” comprised of individuals representing Compliance, Operations (including Global Supply Chain) and Legal. During the Reporting Period, the Conflict Minerals Review Group was responsible for designing and distributing training and known risks materials to covered suppliers and collecting information from suppliers, including RMI Templates, and overseeing the Company’s internal reporting regarding conflict minerals. The Conflict Minerals Review Group had previously established a conflict minerals policy applicable to the Company’s suppliers. The Company’s current policy regarding conflict minerals (“Conflict Minerals Policy”) is available at www.oclaro.com/csr_conflict_minerals.php. The Conflict Minerals Policy affirms that the Company takes its corporate responsibility seriously and that it is the Company’s goal to use in its products only conflict minerals that are sourced responsibly.
Internal Measures Taken To Strengthen Company Engagement With Suppliers.
The Company has undertaken the task of increasing its supply chain transparency and identifying risks within its supply chain. The Company is committed to conducting business in a socially responsible manner and is determined to partner with suppliers who are similarly committed. The Company’s Supplier Corporate Social Responsibility Protocol requires that suppliers comply with various contract provisions, legal requirements and industrial standards under local, regional and national laws and regulations of the countries in which the suppliers conduct business. As discussed above, the Company has engaged, and is continuing to engage, suppliers regarding conflict minerals reporting. Through this process, the Company is able to remain engaged with its supply base from a quality and compliance perspective.

The Company encourages and participates in communication, including upstream and downstream in the supply chain, (with customers, suppliers or other actors in the supply chain) on the subject of conflict minerals; including requesting any available information about issues or grievances that are useful early warnings for risk awareness and for follow up by the Company and other relevant actors in the supply chain.
Identify and Assess Risk in the Supply Chain.
As discussed above, the Company is continuing to assess supply chain risks and is working with suppliers in developing greater supply chain transparency. At the planning stage, the Conflict Minerals Review Group identified suppliers in scope, for the RCOI and contacted these suppliers, including providing training materials and lists of known risks at that time. As further risks became known through the reported period, affected Company suppliers were made aware of these risks and, where appropriate, the Company requested investigations to confirm if such risks affected the Company products directly, and if so, the required actions to take to remove or mitigate such risks in the future.
Design and Implement a Strategy to Respond to Identified Risks.
The Company is committed to maintaining high standards of corporate responsibility through compliance with Form SD and related guidance provided by the SEC. During the Reporting Period, the Conflict Minerals Review Group worked to address any significant due diligence findings as they arose. For example, as noted above, it conducted additional due diligence for certain Covered Suppliers who provided inadequate or incomplete initial responses to the RCOI. The risk assessment procedures continue to evolve as circumstances warrant, while taking into account new developments in best practices. See “Additional Due Diligence and Risk Mitigation” below for additional detail.
Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain.
Where possible, the Company relied on third party assurances and certifications. For example, it accepted as reliable any smelter that is listed as a good audited smelter in the RMI Conflict-Free Smelter lists. To the extent that other audited supplier certifications are provided, the Company will consider reliance on such certifications on a case-by-case basis and taking into consideration audit cross-recognition initiatives published by RMI.
Report Annually on Supply Chain Due Diligence.
This Report is publicly available at www.oclaro.com/csr_conflict_minerals.php and meets the OECD recommendation to report annually on supply chain due diligence.
3.    Diligence Results.
Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information, with respect to the Reporting Period, to precisely map all facilities/smelters or country of origin of the Subject Minerals used for specific products. Although the Company received responses from certain Covered Suppliers in connection with its RCOI that listed smelter or refiner names, such Covered Suppliers were unable to accurately report which specific smelters were part of the supply chain for the Subject Minerals relating specifically to the Company products. For example, a significant proportion of Covered Suppliers (approximately 38% of RMI Templates received by the Company) reported sourcing results for a wider scope of their company business than was applicable to the Company or on a company-wide basis, rather than on a product-specific basis. The remaining RMI templates received by the Company were part type or part number specific. However, 5% of RMI Templates provided incomplete supply chain responses. In addition, certain reported smelters appeared to be incorrect. Overall, the Company identified 23% unaudited smelters that were reported in the supply chain, including (i) 4% whose previous good audit status had expired but that were in process of RMI re-audit and (ii) 2% of reported smelters that were previously listed by RMI as good audited smelters during the reported period (and therefore reported by the Company suppliers in good faith) but were delisted as meeting the RMI definition of smelter by RMI later in the period. The Company followed up regarding these issues by requesting suppliers with company level conflict minerals reporting templates (“CMRTs”) to re-evaluate whether unaudited smelters reported were actually used for Company products. During this period, not all suppliers (as indicated earlier) were able to re-issue CMRTs at a part level as they related to Company products.A covered Supplier’s failure to identify a specific facility/smelter and/or country of origin at any point in its supply chain will drive an equivalent response for the Company and, therefore, the Company is unable to map applicable smelters to specific products at this time. The Company expects to continue to implement and refine its conflict minerals program to improve its supply chain transparency by obtaining more accurate and more complete information from its suppliers. See “Additional Due Diligence and Risk Mitigation” below for additional detail.

4.    Additional Due Diligence and Risk Mitigation.
The Company expects to continue to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary conflict minerals contained in the Company’s products benefit armed groups in the Covered Countries:
Purchase Order Terms and Conditions
The Company is also working to strengthen its commitment to the responsible sourcing of conflict minerals though the use of specific provisions in its purchase orders and supply contracts. When engaging certain suppliers who may supply us with products containing conflict minerals, we include a provision in the “terms and conditions” section of our purchase orders and supply contracts that requires the supplier to disclose whether the product contains conflict minerals and, if so, to provide sourcing information for such conflict minerals. The requirement is further supported by the Company ‘protocol for supplier social responsibility’ which is periodically communicated to applicable Company suppliers and is available on the Company web site in the ‘Corporate Social Responsibility’ ‘Our Supply Chain’ section.
Continuous Improvement of Supply Chain Due Diligence
The Company will continue to improve its supply chain due diligence efforts to mitigate the risk that the conflict minerals in its products benefit armed groups in the Covered Countries. Such measures include, but are not limited to:

•	assessing the presence of conflict minerals in its supply chain;

•	communicating expectations clearly with regard to supplier performance, transparency and sourcing;

•	continuing to increase the response rate for RCOI process;

•	continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the RMI; and

•
continuing to contact suppliers as a result of the RCOI process to help them work with their supply chain smelters in obtaining a “conflict free” audit designation from an industry program, such as the RMI (or alternative audit program subject to RMI cross-recognition initiatives).

•	evaluating whether to continue use of unresponsive suppliers, or providing additional support to suppliers who report experiencing genuine difficulties; and

•
continuing to implement improvements to embed these requirements in contractual arrangements with suppliers and in supplier agreements, requiring adherence to the Company protocol for supplier social responsibility and compliance with Conflict Minerals obligations.